ELECTRONIC DATA SYSTEMS CORPORATION

EDS 401(K) PLAN

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2007

FILED PURSUANT TO
SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

             X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

            ___      TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS 401(K) PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

            Plano, Texas  75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive offices)

Registrant's telephone number, including area code:   (972) 604-6000

            Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                    William E. Casper, Controller

                                                                                    Electronic Data Systems Corporation

                                                                                    5400 Legacy Drive

                                                                                    Plano, Texas  75024-3105

EDS 401(K) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

                                                                                                                                                          Page

(a)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
	Report of Independent Registered Public Accounting Firm	4
	Financial Statements:
	Statements of Net Assets Available for Benefits - December 31, 2007 and 2006	5
	Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2007 and 2006	6
	Notes to Financial Statements	7
	Supplemental Schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2007	18
	Other Schedules:

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

(b)	EXHIBIT
	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	19

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS 401(K) PLAN

(Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date:     June 30, 2008                                                                 By: /S/ WILLIAM E. CASPER
                                                                                                          William E. Casper, Controller

Report of Independent Registered Public Accounting Firm

The Trustee
EDS 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) - December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 27, 2008

EDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
	2007	2006
Assets:
Investments (notes 5 and 8):
Plan interest in EDS Defined Contribution Plans
Master Trust, at fair value (note 4)	$3,818,728,544	3,615,399,727
Loan fund	83,633,204	78,770,050
Total investments	3,902,361,748	3,694,169,777
Contributions receivable	1,897,659	2,218,239
Net assets available for benefits, at fair value	3,904,259,407	3,696,388,016

Adjustment from fair value to contract value for interest in
EDS Defined Contribution Plans Master Trust relating
to fully benefit-responsive investment contracts	(3,331,762)	4,747,927
Net assets available for benefits	$3,900,927,645	3,701,135,943

See accompanying notes to financial statements.

EDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006
	2007	2006
Additions to net assets attributed to:
Investment income:
Plan interest in EDS Defined Contribution Plans Master
Trust investment income (note 4)	$160,660,716	390,228,918
Interest from participant loans	5,822,927	5,004,078
Total investment income	166,483,643	395,232,996
Employee contributions	274,117,211	264,210,440
Employer contributions	43,857,103	41,961,556
Rollover contributions	10,106,544	17,275,066
Total additions	494,564,501	718,680,058
Deductions from net assets attributed to:
Benefits paid and withdrawals	(288,175,782)	(210,148,062)
Administrative expenses	(5,345,467)	(5,713,494)
Increase before transfers	201,043,252	502,818,502
Net assets transferred to or from other plans	(1,251,550)	4,786,404
Net increase	199,791,702	507,604,906
Net assets available for benefits, beginning of year	3,701,135,943	3,193,531,037
Net assets available for benefits, end of year	$3,900,927,645	3,701,135,943
See accompanying notes to financial statements.

EDS 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)     Description of Plan

The EDS 401(k) Plan (Plan) became effective July 1, 1983. As used herein, the terms "EDS," the "Company," and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries, that participate in the Plan. The Benefits Administration Committee of EDS is the Plan Administrator, State Street Bank and Trust Company (State Street or the Trustee) is the Trustee for the Plan, and Hewitt Associates LLC was the Recordkeeper through May 31, 2007. Effective June 1, 2007, J.P. Morgan Retirement Plan Services became the Recordkeeper. The following description of the Plan reflects all Plan amendments as of December 31, 2007, and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

On May 13, 2008, EDS announced a definitive agreement with Hewlett-Packard Company ("HP") under which HP will acquire EDS. The transaction is expected to close in the second half of 2008 and is subject to customary closing conditions, including the receipt of domestic and foreign regulatory approvals. The impact of this merger on the Plan has not been determined.

(a)         General

The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

Investment fund options for the participants consist of 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies (Vanguard). The underlying assets of the EDS Small-Cap Value Fund are managed by AXA Rosenberg, the underlying assets of the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO) and the EDS Company Stock Fund is managed by State Street. In addition to the 17 customized funds, the Plan also provides a self-directed brokerage account that was managed by Hewitt Financial Services through May 31, 2007. Effective June 1, 2007, Chase Investment Services Corporation became the manager of this account. The Plan's Investment Committee is responsible for selecting the investment funds available for employee-directed investments. The Plan is an investor in the EDS Defined Contribution Plans Master Trust (the Master Trust).

The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. The Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees.

Through its investment in the Master Trust, the Plan allows for 17 customized investment funds:

*	The EDS Income Fund, which is a stable value fund managed by Vanguard;
*	EDS Company Stock Fund, which consists of EDS common stock;

7	(Continued)

*	The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;
*	The EDS Large-Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, a commingled trust investment vehicle based on the Standard & Poor's 500 Index;
*	The EDS Small-Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on the S&P Completion Index;
*

The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Index Fund, a fund of funds comprised of stock mutual funds investing in foreign companies;

*	The EDS Inflation Protected Bond Fund, the underlying asset of which is the Vanguard Inflation-Protected Securities Fund, a fund of bonds and Treasury inflation-protected securities;
*	The EDS Long-Term Bond Fund, the underlying asset of which is the Vanguard Long-Term Investment Grade Fund, a long-term bond fund;
*	The EDS Large-Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;
*	The EDS Large-Cap Growth Fund, the underlying asset of which is the Vanguard U. S. Growth Fund, a growth stock mutual fund;
*	The EDS Small-Cap Value Fund, the underlying asset of which is the AXA Rosenberg Separate Account;
*	The EDS Small-Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;
*	The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;
*	The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;
*

The EDS Conservative Portfolio, a conservative mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

*	The EDS Moderate Portfolio, a moderate mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and
*

The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

Fees for recordkeeping and trustee services are paid out of Plan assets.

8	(Continued)

(b)         Contributions

Each year, contributions to the Plan are made on a pre-tax basis. Participants could elect to defer between 1% and 40% of annual compensation in 2007 and 2006. Contributions to the Plan are subject to: (1) a maximum annual contribution of $15,500 and $15,000 in 2007 and 2006, respectively; (2) a maximum annual eligible compensation of $225,000 and $220,000 in 2007 and 2006, respectively, and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionate higher percentage of compensation than the nonhighly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of 100% of the participant's total compensation as defined in the Plan or $45,000 and $44,000 during 2007 and 2006, respectively. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

A participant may elect to change his/her designated percentage of compensation deferred at any time.

The Company matches 25% of employee contributions up to 6% of an employee's salary. Through December 31, 2006, the matching contributions were made in EDS stock which was restricted from trade for two years, based on the trade date (see note 8). Beginning January 1, 2007, the matching contributions are subject to the same investment allocation as the employees' elective deferrals. Any restrictions on existing matching contributions at that date were lifted. Under an amendment adopted June 1, 2007, newly hired employees are subject to an automatic enrollment feature whereby 3% of their salary is contributed to the Plan, and Company matching applies. Investments are directed to the EDS Moderate Portfolio unless redirected by the employee. Newly hired employees have forty-five days to elect out of automatic enrollment.

Participants in the Plan and the Electronic Data Systems Corporation Retirement Plan (EDS Retirement Plan) are eligible to make a PPA Choice Allocation election. The PPA Choice Allocation allows a participant to direct that up to 33% of their monthly retirement plan credits from the EDS Retirement Plan be contributed into the EDS 401(k) Plan. These contributions are made by EDS on behalf of the employees, are included within the Employer's contributions in the accompanying statements of changes in net assets available for benefits, and are invested in accordance with the investment elections made by the individual employees.

(c)          Withdrawals

Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other Plan requirements for withdrawal. In addition, participants age 59½ or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)         Participant's Individual Account

The participant's individual account is credited with the salary deferral, rollover and Employer contributions and the amounts of participant earnings or losses based upon the participant's pro-rata mix of investments. The benefit to which a participant is entitled is limited to the vested amount of the participant's individual account.

9	(Continued)

The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)          Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Until December 31, 2006, matching contributions vested 40% at two years of credited service and in 20% increments for each year of service thereafter until fully vested. PPA Choice Allocations vest after five years of service.  Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2007 and 2006, total forfeitures used to offset Company contributions were $297,825 and $689,667, respectively. At December 31, 2007 and 2006 forfeited non-vested accounts totaled $494,364 and $603,768, respectively.

Under an amendment adopted January 1, 2007, employees vest in the employer's matching contributions as follows:

*	Employees with more than three but less than five years of service at January 1, 2007, were fully vested at that date.
*	Employees with more than two but less than three years of service at January 1, 2007, will fully vest after three years of service.
*	Employees with less than two years of service at January 1, 2007, will be 40% vested after two years of service and 100% vested after three years of service.
*	Employees hired after January 1, 2007, will fully vest after three years of service.
*	PPA Choice Allocations will be fully vested after three years of service.

(f)           Payments of Benefits

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options include a lump‑sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)         Loans (Loan Fund)

Upon written application of a participant, the Plan Administrator may direct the Trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years

10	(Continued)

or upon termination of employment, whichever is earlier. If the outstanding loan  is not repaid in full prior to the end of the quarter during which the participant separates from service with the Company, the amount outstanding will be reported to the Internal Revenue Service as income to the participant for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any Plan year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. The interest rates on loans outstanding ranged from 4.0% to 11.25% at December 31, 2007, and ranged from 4.0% to 12.0% at December 31, 2006.

(2)      Summary of Significant Accounting Policies

(a)         Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)         Investments

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investments in common collective trusts and separate pooled accounts, which are based on the fair value of the underlying assets. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(c)          Investment Income

Income from investment in the Master Trust is recorded as it is earned. Dividends are recorded on the ex-dividend date. The average cost method is used to calculate gains and losses upon the sale of investments.

(d)         Benefits

Benefits are recorded when paid.

(e)          New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value for financial reporting and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements and is effective for financial statements

11	(Continued)

issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact on the Plan's financial statements of the of the adoption of SFAS 157.

(f)           Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and  liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(g)         Risks and Uncertainties

The Plan invests in various investment securities through its investment in the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Through its investment in the Master Trust, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(3)       Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's board of directors subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(4)       Interest in EDS Defined Contribution Plans Master Trust

Substantially all of the Plan's investments are in the Master Trust, which was established on May 15, 2002 for the investment of assets of the Plan and represents an investment in excess of 5% of the Plan's net assets. The assets of the Master Trust are held by State Street. At both December 31, 2007 and 2006, the Plan's interest in the net assets of the Master Trust was approximately 99.99%. Investment income or loss related to the Master Trust is allocated to the individual participating plans based upon earnings or losses and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds. The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

12	(Continued)

The following table presents the fair values of investments by significant investment type for the Master Trust at December 31, 2007 and 2006:

	2007	2006

Income Fund, primarily investment contracts at
fair value	$466,889,821	444,028,092
Cash equivalents	5,064,444	5,999,544
Securities loaned:
Corporate bonds and equities	39,175,875	21,436,705
Securities lending payable	(39,175,875)	(21,436,705)
Investments in common collective trusts, at estimated fair value	871,495,397	519,445,877
Investment in separate pooled account, at estimated fair value	91,237,794	92,730,553
Investments at quoted market value:
Investments in common stocks	249,329,849	385,590,553
Investments in mutual funds	2,031,328,987	2,084,187,454
Investment in self-directed brokerage accounts:
Cash equivalents	17,014,571	11,726,219
Mutual funds	86,886,999	72,206,359
Total investments, at fair value	3,819,247,862	3,615,914,651
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(3,332,215)	4,748,603
Total investments	$3,815,915,647	3,620,663,254

Investment income for the Master Trust is as follows:

	Years ended December 31,
	2007	2006
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$28,615,822	71,786,813
Common stock	(85,216,509)	48,687,508
Mutual funds	79,271,189	152,604,902
Separate pooled account	2,908,564	9,955,572
Interest	20,537,968	19,658,392
Dividends	114,533,338	87,605,105
Total investment income	$160,650,372	390,298,292

In July 2005, the Master Trust began participating in securities lending transactions with a third-party investment company, whereby the Plan lends investments in exchange for a premium. Under the terms of its securities lending agreement, the Master Trust requires collateral of a value at least equal to 102% of the then fair value of the loaned investments. The Master Trust maintains effective control of the loaned investments during the term of the agreement, in that they may be redeemed by the Master Trust prior to the agreement's maturity. Upon the maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed. The risks to the Master Trust of securities lending transactions are that the borrower may not provide additional collateral when required or may not return the investments when due. Investments loaned under securities lending

13	(Continued)

transactions totaled $39,175,875 and $21,436,705 as of December 31, 2007 and 2006, respectively. The Master Trust recognizes the securities loaned as an asset and records a corresponding liability for its obligation to return the collateral to the borrower as securities lending payable. Financial instruments received as collateral totaled $40,503,884 and $22,127,876 as of December 31, 2007 and 2006, respectively. Income from securities lending transactions totaled $122,840 and $42,402 for the years ended December 31, 2007 and 2006, respectively.

(5)       Investment Contracts

The EDS Income Fund invests in managed structured investment contracts that include guaranteed investment contracts and synthetic guaranteed investment contracts (GIC). Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The interest rate changes quarterly (but will not fall below zero) until the final contract year, monthly until the last contract month, and daily thereafter based upon the performance of the underlying investment portfolio.

The investments in GICs are presented at fair value in the table of investments held in the Master Trust (Note 4). The fair value of GICs equals the total of the fair value of the underlying assets plus the value of the wrap agreement.

In determining the net assets available for benefits, the GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The EDS Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GICs issuers are contractually obligated to repay the principal and a specific interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The crediting rate of interest at December 31, 2007 and 2006 ranged from 4.68% to 5.53% and 4.35% to 5.27%, respectively. The average yield at December 31, 2007 and 2006 was 4.89% and 4.74%, respectively. There were no contracts entered into with interest rates less than zero.

14	(Continued)

(6)       Related-Party Transactions

As stated in note 1, the EDS Company Stock Fund consists of EDS common stock. EDS is the Plan Sponsor, therefore these transactions qualify as party-in-interest transactions.

(7)       Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the effective date of the determination letter, the Plan Administrator and the Plan sponsor believe the operation of the Plan and related trust have been in substantial compliance with IRS and DOL rules and regulations, allowing for the correction of administrative errors through voluntary corrections pursuant to the IRS' Employee Plans Compliance Resolution System (EPCRS).

(8)       Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's undivided interest in the EDS Company Stock Fund are set out below. Prior to December 31, 2006, the Employer's in-kind contributions were restricted for a period of two years (except for participants who had reached age 55 and had 10 years of service). At such time that the EDS stock contributions made in-kind as the Employer match were no longer subject to any restrictions, the participants then directed such investments. Beginning January 1, 2007, the matching contributions are subject to the same investment allocation as the employees' elective deferrals. Any restrictions on existing matching contributions at that date were lifted.

	Years ended December 31
	2007	2006
Net assets - beginning of year	$207,705,722	165,448,511

Changes in net assets:
Contributions	-	41,961,556
Dividends	-	1,445,887
Net appreciation of EDS common stock	-	25,183,269
Benefits paid to participants	-	(7,795,926)
Expenses	-	(9,323)
Transfers to participant-directed investments	(207,705,722)	(18,528,252)
Net assets - end of year	$-	207,705,722

(9)     Contingencies

Five purported class action suits were filed on behalf of participants in the Plan against the Company, certain of its current and former officers and, in some cases, its directors, alleging the defendants breached their fiduciary duties under ERISA and made misrepresentations to the class regarding the value of the Company's common stock. The Company's motions to centralize such cases, along with other purported shareholder class action suits against the Company, in the U.S. District Court for the Eastern District of Texas have been granted.

Representatives of two committees responsible for administering the EDS 401(k) Plan notified the Company of their demand for payment of amounts they believe are owing to Plan participants under Section 12(a)(1) of the Securities Act of 1933 (the Securities Act) as a result of an alleged failure to register certain shares of EDS common stock sold pursuant to the Plan during a period of approximately one year ending on November 18,

15	(Continued)

2002. The committee representatives have asserted that Plan participants to whom shares were sold during the applicable period are entitled to receive a return of the amounts paid for the shares, plus interest less any income received, upon tender of the shares to EDS. The Company has stated it believes it can assert arguments and defenses that could significantly reduce or eliminate any liability. However, some of the legal principles involved in these arguments and defenses are subject to significant uncertainties.

On July 7, 2003, the lead plaintiffs in the consolidated ERISA action and the lead plaintiff in a consolidated securities action related to the Company each filed a consolidated class action complaint. The consolidated complaint in the ERISA action alleges violation of fiduciary duties under ERISA by some or all of the defendants and violation of Section 12(a)(1) of the Securities Act by selling unregistered EDS shares to Plan participants. The named defendants are the Company and, with respect to the ERISA claims, certain current and former officers of the Company, members of the Compensation and Benefits Committee of its Board of Directors, and certain current and former members of the two committees responsible for administering the Plan. The Company's motions to dismiss the consolidated securities action and the consolidated ERISA action were denied by the U.S. District Court for the Eastern District of Texas in February 2004.

On November 8, 2004, the U.S. District Court for the Eastern District of Texas certified a class in the ERISA action on certain of the allegations of breach of fiduciary duty, of all participants in the EDS 401(k) Plan and their beneficiaries, excluding defendants, for whose accounts the plan made or maintained investments in EDS stock through the EDS Stock Fund between September 7, 1999 and October 9, 2002. Also on November 8, 2004, the U.S. District Court for the Eastern District of Texas certified a class in the ERISA action on the allegations of violation of Section 12(a)(1) of the Securities Act of all participants in the Plan and their beneficiaries, excluding the defendants, for whose accounts the Plan purchased EDS stock through the EDS Stock Fund between October 20, 2001 and November 18, 2002. The Company filed a petition to the U.S. Fifth Circuit Court of Appeal on November 23, 2004 requesting that the Court hear and reverse the trial court's class certification order as to the class certified in the ERISA action. On December 29, 2004, the Fifth Circuit Court of Appeal granted the Company's petition to appeal the class certification order from the District Court. That court also granted the Company's motion to expedite the appeal, and oral arguments were heard on the appeal on April 5, 2005. A trial commencement date of September 26, 2005, had been established for this action.

On May 5, 2005, the Company reached an agreement with the class representatives in the ERISA action to settle that action, and a Motion to Stay the Fifth Circuit appeal was granted. On June 30, 2005, the U.S. District Court for the Eastern District of Texas denied preliminary approval of the proposed settlement, and on July 14, 2005, Defendants' Motion to Reconsider the Order Denying Preliminary Approval was also denied. Accordingly, Defendants filed a Motion to Lift Stay in the U.S. Fifth Circuit Court of Appeal, which was granted on July 29, 2005.

On January 18, 2007, the Fifth Circuit Court of Appeal issued its decision vacating the district court's class certification decision and remanded the matter to the district court to re-evaluate whether the action may be maintained as a class certification in light of the Fifth Circuit's opinion and instructions. On remand, Judge Davis set a hearing on the class certification issue for January 23, 2008. Discovery on class issues has been completed.  In addition the parties have filed various motions, including a motion by defendants to dismiss all or parts of the case due to plaintiffs' failure to amend their class pleadings in accordance with the Court of Appeals ruling.

On December 18, 2007, the parties reached a tentative settlement. Pursuant to the terms of the proposed settlement, EDS' insurers will pay the plaintiffs $12.5 million. In addition, EDS agreed (1) to continue for three years from the date that the settlement is final the employer matching contribution to the 401(k) Plan at the current rate; and (2) to phase out over three years the EDS Company Stock Fund as an investment in the EDS 401(k)

16	(Continued)

Plan. EDS also agreed to pay the cost to have an independent fiduciary review the settlement prior to the preliminary hearing. The parties executed a settlement agreement on April 21, 2008, and the settlement was preliminarily approved at a hearing on April 30, 2008, by the U.S. District Court for the Eastern District of Texas. On June 11, 2008, the U.S. District Court signed an order approving modifications to class notices and the settlement agreement to reflect the pending Hewlett Packard-EDS Merger. The final approval hearing on the settlement is scheduled for August 6, 2008.

(10)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per financial statements	$3,900,927,645	3,701,135,943
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	3,331,762	(4,747,927)
Amounts allocated to participants as deemed distributions	(1,097,230)	(920,691)
Net assets available for benefits per Form 5500	$3,903,162,177	3,695,467,325

The following is a reconciliation of the changes in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

Increase in net assets available for benefits per the financial statements	$199,791,702
Less change in adjustment from fair value to contract value for fully benefit-
responsive investment contracts during the year ended December 31, 2007	8,079,689
Less amounts allocated to participants as deemed distributions
during the year ended December 31, 2007	(176,539)
Net income per Form 5500	$207,694,852

EDS 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007
		Number of	Current/
		shares or	contract
Identity of issue	Description of investment	units	value
Loan Fund*	Interest rates from 4.00% to 11.25%,
maturing from January 2008
	through April 2016	-	$83,633,204

* Party in interest
See accompanying report of independent registered public accounting firm.